UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2016

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

EXPLANATORY NOTE

On February 23, 2016, EZchip Semiconductor Ltd. (the “Company”) completed its previously announced merger (the “Merger”) with Mondial Europe Sub Ltd., a wholly-owned subsidiary of Mellanox Technologies, Ltd. (“Mellanox”), pursuant to the Agreement of Merger, dated as of September 30, 2015, by and among the Company, Mellanox, and Mondial Europe Sub Ltd., as amended by Amendment No. 1 to the Agreement of Merger, dated as of November 17, 2015 (as amended, the “Merger Agreement”).

As a result of the Merger, the Company has become a wholly-owned subsidiary of Mellanox as each Ordinary Share, par value NIS 0.02 per share, of the Company shall be deemed to have been transferred to Mellanox, entitling the holder thereof to receive $25.50 of cash consideration.  The Merger and the Merger Agreement are described further in the Company’s Proxy Statement, annexed as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the United States Securities and Exchange Commission (the “Commission”) on December 21, 2015.

The Company has notified the NASDAQ Global Select Market (“NASDAQ”) and the Tel Aviv Stock Exchange Ltd. (the “TASE”) of the completion of the Merger, and trading of the Company’s Ordinary Shares on NASDAQ and the TASE has been suspended.  In addition, the Company has requested that NASDAQ file a delisting application on Form 25 with the Commission to report the delisting of the Company’s Ordinary Shares from NASDAQ.

The information in this explanatory note shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Semiconductor Ltd.

By:	/S/ Dror Israel
Name:	Dror Israel
Title:	Chief Financial Officer

Date: February 23, 2016